Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Three Months Ended
	Year Ended December 31,					March 31,
	2008	2009	2010	2011	2012	2013
	(In thousands, except ratio amounts)
Earnings:
Loss before income taxes	$(62,946)	$(67,056)	$(82,469)	$(33,380)	$(30,814)	$(23,548)
Add Fixed Charges (from below)	808	1,026	1,054	1,063	690	177

Earnings, as defined	(62,138)	(66,030)	(81,415)	(32,317)	(30,124)	(23,371)

Fixed Charges:
Interest expense	4	4	—	—	—	—
Interest component of rent expense (1)	804	1,022	1,054	1,063	690	177

Total fixed charges	808	1,026	1,054	1,063	690	177

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges (2)	$(62,946)	$(67,056)	$(82,469)	$(33,380)	$(30,814)	$(23,548)

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)	We currently do not have any preferred stock outstanding and we have not paid any dividends on preferred stock during the periods presented; therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.